

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 12, 2016

Via E-mail
Mr. Kevin C. Berryman
Chief Financial Officer
Jacobs Engineering Group, Inc.
155 North Lake Avenue
Pasadena, California 91101

    RE: **Jacobs Engineering Group, Inc.**
                Form 10-K for the Year Ended October 2, 2015
                Filed November 24, 2015
                File No. 1-7463

Dear Mr. Berryman:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ John Cash

                    John Cash
                    Accounting Branch Chief
                    Office of Manufacturing and Construction